Exhibit 99.1

Nortek Reports Fourth-Quarter and Full-Year 2014 Results

Q4 Net Sales Increase 16% year-over-year, Driven by Growth in Security & Control Solutions and Residential & Commercial HVAC Segments

Providence, RI, March 2, 2015 - Nortek, Inc. (Nasdaq: NTK), a global diversified industrial company with leading brands and innovative air management and technology-driven solutions for residential and commercial applications, today announced financial results for the three- and 12-month periods ended December 31, 2014.

Fourth-Quarter 2014 Consolidated Highlights

- Net sales increased 16.0% to $636.8 million, from $548.9 million in the fourth quarter of 2013. Acquisitions contributed $59.2 million to net sales during the fourth quarter of 2014. Excluding acquisitions and the impact of foreign exchange, net sales increased 6.3% to $583.6 million in the fourth quarter of 2014.
- GAAP operating earnings increased to $29.1 million, from $10.4 million in the fourth quarter of 2013.
- Adjusted operating earnings* increased 43.0% to $41.6 million, from $29.1 million in the fourth quarter of 2013. Excluding acquisitions, adjusted operating earnings increased 19.6% year-over-year. Adjusted operating margin increased to 6.5%, from 5.3% a year earlier.
- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)* rose to $71.2 million, from $54.6 million in the fourth quarter of 2013. Adjusted EBITDA margin increased to 11.2% from 10.0% a year earlier.
- Acquisitions contributed $5.7 million to GAAP operating earnings and $6.8 million to adjusted operating earnings, including the impact of accounting for the fair value of assets acquired and liabilities assumed. Acquisitions contributed $12.1 million to the increase in adjusted EBITDA for the fourth quarter of 2014.
- GAAP net earnings increased to $4.6 million, or $0.29 per diluted share, from a GAAP net loss of $8.9 million, or $0.58 per diluted share, in the fourth quarter of 2013.
- Net cash provided by operating activities was $20.0 million, compared with $39.2 million in the fourth quarter of 2013. A portion of the decrease in net cash provided by operating activities was due to a higher level of operating working capital at the end of 2014 related to a regulatory change that affected the Residential & Commercial HVAC (RCH) segment. Capital expenditures were $11.2 million, compared with $10.9 million in last year's fourth quarter. Free cash flow, which is defined as net cash provided by operating activities minus capital expenditures, was $8.8 million, compared with $28.3 million in the fourth quarter of 2013.
- As of December 31, 2014, Nortek had $58.4 million of unrestricted cash and cash equivalents on its balance sheet, compared with $80.9 million on December 31, 2013.
- As of December 31, 2014, Nortek had no borrowings outstanding under its ABL facility and on February 23, 2015 had $95.0 million outstanding, of which approximately $50.0 million was used for the acquisition of Anthro Corporation. Nortek had no borrowings outstanding on December 31, 2013.

* See appendix for reconciliation to most comparable GAAP equivalent.

Management Comments on the Fourth Quarter

"Nortek closed 2014 with a solid fourth quarter, driven by strong top-line growth in our Security & Control Solutions (SCS) and RCH segments," said President and Chief Executive Officer Michael J. Clarke. "Net sales for the fourth quarter grew 16.0% year-over-year, and increased 6.3% excluding acquisitions and the impact of foreign exchange. Adjusted operating earnings increased 43.0% from the fourth quarter last year, and grew 19.6% excluding acquisitions."

"Our higher operating profit this quarter in part reflected the progress we have made on our operational improvement initiatives, particularly in the areas of sourcing and logistics as well as our major production move to Mexico in the RCH segment. These benefits were partially offset by the impact of some operational inefficiencies in our Custom & Commercial Air Solutions (CAS) segment as we transform that business," Clarke said. "We were also pleased with the improvement in the fourth-quarter operating results of our Audio, Video & Control Solutions (AVC) businesses, which reflected the strides we are making in the restructuring and repositioning of those businesses."

"Our SCS and RCH segments both posted strong results in the fourth quarter," said Clarke. "In SCS, net sales increased 20.3% to $85.5 million, as a result of increased demand for our security and home automation solutions. On an organic basis, sales in RCH rose 18.6% to $95.1 million driven by greater demand from certain customers related to the SEER change that went into effect January 1st. Acquisitions contributed an additional $59.2 million in sales, further boosting performance in the RCH segment."

"Our Air Quality & Home Solutions (AQH) and Ergonomic & Productivity Solutions (ERG) businesses also performed well in the quarter," Clarke said. "In AQH, net sales increased 0.3% to $156.3 million and, excluding the effect of foreign currency translation and a product line exit, increased 4.3%. Net sales in ERG rose 5.0% due to strong demand for our sit-to-stand workplace solutions and our device management carts. In the CAS segment, net sales were up 1.3% on a constant currency basis, reflecting increased demand in North America, partially offset by some weakness in Europe and lower sales, as expected, to a major cleanroom customer."

Management Comments on the Outlook

"Based on our current outlook, we expect 2015 to be a year of overall top-line growth for Nortek, driven by expansion in the residential and nonresidential construction markets, as well as continued strong demand in markets served by our SCS and ERG segments," said Clarke. "Operationally, we expect to see incremental savings in 2015 as we continue to execute on our transformation initiatives, and we are working diligently to address areas where we experienced inefficiencies in 2014. Looking further ahead, we are on track to realize overall savings from these initiatives by the end of 2016 as planned."

"In addition, we expect operating performance in our AVC businesses to continue to stabilize in 2015. We also expect to realize synergies in 2015 from our April 2014 acquisition of Reznor and our January 2015 acquisition of Anthro Corporation. At the same time, we will continue to execute on our top-line growth strategies and review our global operations as we work to maximize long-term value for our shareholders," Clarke concluded.

Conference Call Details

Nortek has scheduled a conference call to review its fourth-quarter 2014 results tomorrow, March 3, 2015, at 10:00 a.m. ET. Those who wish to listen to the conference call webcast should visit the Investor Relations section of the Company's website at www.nortek.com. The live call also can be accessed by dialing (877) 709-8155 or (201) 689-8881 prior to the start of the call. For those who are unable to listen to the live call, the webcast will be archived on the Company's website. An accompanying slide presentation also will be available on the website.

About Nortek

Nortek is a global, diversified industrial company whose many market-leading brands deliver broad capabilities and a wide array of innovative, technology-driven products and solutions for lifestyle improvement at home and at work. The Company's broad array of offerings includes ventilation products such as range hoods and bathroom fans, security and audio/video solutions, heating and cooling products, air management systems, and ergonomic and productivity solutions.

As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

Safe Harbor Statement

In this press release, we discuss and analyze the results of operations and financial condition of Nortek, Inc. and its wholly owned subsidiaries. In addition to historical information, we also make statements relating to the future, called "forward-looking" statements, which are provided under the "safe harbor" protection of the U.S. Private Securities Litigation Reform Act of 1995. When used in this press release, words such as "anticipate," "believe," "could," "estimate," "expect," "feel," "intend," "may," "plan," "potential," "project," "should," or "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties, over which we have no control, that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual future activities and operating results to differ include: global economic conditions; the level of domestic and foreign construction and remodeling activity affecting residential and commercial markets; the availability and cost of certain raw materials and purchased components (including, among others, steel, copper, aluminum, electronics, motors, plastics, compressors, various chemicals and paints, and packaging); compliance with conflict minerals regulations; weather fluctuations; acquisition and integration risks; the success of our operational improvement initiatives; potential restructurings and business shutdowns; competition; foreign economic and political conditions; increased costs associated with regulatory compliance, including environmental, health and safety laws and the U.S. Foreign Corrupt Practices Act; foreign currency fluctuations; international business practices; maintaining good relationships with customers and suppliers; labor disruptions; product innovations and improvements; product and warranty liability claims; product recalls or reworks; employment levels; intellectual property rights; security breaches; maintaining pension plans; changes in tax law; and our ability to service our indebtedness. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, readers are urged to carefully review and consider the reports and filings of Nortek with the Securities and Exchange Commission including the description of "risk factors" set forth under Item 1A in our Annual Report on Form 10-K and any further disclosures the Company makes on related subjects in subsequent reports filed with the SEC.

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

	For the fourth quarter ended	
	December 31, 2014	December 31, 2013
	(Dollar amounts in millions, except per share data)	
Net Sales	$ 636.8	$ 548.9
Cost of products sold	449.6	387.7
Gross profit	187.2	161.2
Selling, general and administrative expense, net	141.8	133.3
Impairment of long-lived assets and goodwill	—	4.3
Amortization of intangible assets	16.3	13.2
Operating earnings	29.1	10.4
Net interest expense	(27.6)	(25.2)
Earnings (loss) before benefit from income taxes	1.5	(14.8)
Benefit from income taxes	(3.1)	(5.9)
Net earnings (loss)	$ 4.6	$ (8.9)
Basic earnings (loss) per share	$ 0.29	$ (0.58)
Diluted earnings (loss) per share	$ 0.29	$ (0.58)
Weighted Average Common Shares:		
Basic	15,804,492	15,403,126
Diluted	16,083,431	15,403,126

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

(A)   Nortek, Inc. ("Nortek") and all of its wholly owned subsidiaries, collectively the "Company," is a global, diversified company whose many market-leading brands deliver broad capabilities and a wide array of innovative, technology-driven products and solutions for lifestyle improvement at home and at work. Operating within five primary reporting segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, with additional manufacturing in China and Mexico, a wide variety of products for the remodeling and replacement markets, the residential and commercial new construction markets, the manufactured housing market, and the personal and enterprise computer markets.

The Company operates on a calendar year, and each interim period is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. The Company's fiscal year always begins on January 1 and ends on December 31. As a result, the Company's first and fourth quarters may have more or less days included than a traditional 4-4-5 fiscal calendar, which consists of 91 days. The fourth quarters ended December 31, 2014 and 2013 include 95 days and 94 days, respectively.

The accompanying unaudited condensed consolidated summary of operations reflects the accounts of Nortek and all of its wholly-owned subsidiaries after elimination of intercompany accounts and transactions. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation. The results for the fourth quarter of 2013 reflect an immaterial reclassification from selling, general and administrative expense, net to cost of products sold to conform to the current period presentation.

This unaudited condensed consolidated summary of operations should be read in conjunction with the consolidated financial statements and the notes included in the Company's latest annual report on Form 10-K, as may be updated by quarterly reports on Form 10-Q, and current reports on Form 8-K as filed with the Securities and Exchange Commission.

(B)   The Company has supplemented the reporting of financial information determined under U.S. generally accepted accounting principles ("GAAP") with certain non-GAAP financial measures, which the Company refers to as "adjusted" measures, including adjusted operating earnings and adjusted EBITDA (earnings before interest, taxes, depreciation and amortization). Adjusted operating earnings is defined as operating earnings as reported, adjusted to exclude certain cash and non-cash, non-recurring items that are otherwise included in operating earnings. Adjusted EBITDA is defined as adjusted operating earnings, further adjusted to exclude depreciation and amortization expense, and share-based compensation expense.

Adjusted operating earnings and EBITDA are not defined terms under GAAP. Neither should be considered as an alternative to operating earnings or net earnings (loss) as a measure of operating results. There are material limitations associated with making the adjustments to the Company's earnings to calculate adjusted operating earnings and EBITDA, and using these non- GAAP financial measures as compared to the most directly comparable GAAP financial measures. For instance, adjusted operating earnings and EBITDA do not include:

   •   interest expense, and, because the Company has borrowed money in order to finance its operations, interest expense is a necessary element of the Company's costs and ability to generate revenue;
   •   income tax expense, and because the payment of taxes is part of the Company's operations, tax expense is a necessary element of its costs and ability to operate; or
   •   certain cash and non-cash, non-recurring items, and share-based compensation expense, and, because such items can, at times, affect the Company's operating results, the exclusion of such items is a material limitation.

Further, adjusted EBITDA does not include depreciation and amortization expense, and, because the Company uses capital assets, depreciation and amortization expense is a necessary element of its costs and ability to generate revenue.

The Company presents adjusted operating earnings and EBITDA because it considers them important supplemental measures of its performance and believes they are frequently used by the Company's investors and other interested parties, as well as by management, in the evaluation of other companies in its industry. In addition, adjusted operating earnings and EBITDA provide additional information used by the Company's management and Board of Directors to facilitate internal comparisons to historical operating performance of prior periods. Further, management believes that adjusted operating earnings and EBITDA facilitate operating performance comparisons from period to period because it excludes potential differences caused by variations in capital structure (affecting interest expense), tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting depreciation expense).

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

While adjusted operating earnings and EBITDA are frequently used as measures of operations and the ability to meet debt service requirements by other companies, the Company's use of this financial measure is not necessarily comparable to such other similarly titled captions of other companies. These non-GAAP financial measures reflect an additional way of viewing aspects of operations that, when viewed with GAAP results, provide a more complete understanding of the business. The company strongly encourages investors and shareholders to review company financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

The following table reconciles operating earnings to adjusted operating earnings and EBITDA for the fourth quarters ended December 31, 2014 and December 31, 2013:

	For the fourth quarter ended	
	December 31, 2014	December 31, 2013
	(Dollar amounts in millions)	
Operating earnings	$ 29.1	$ 10.4
Restructuring and transformation charges (a)	9.5	10.5
Other Adjustments:		
Non-cash impairment charges	—	4.3
Non-recurring losses (b)	0.8	3.0
Acquisition fees and expenses	1.3	0.2
Loss on sale of assets	—	0.4
Joint venture loss	0.3	0.5
Net foreign exchange losses (gains) (c)	0.6	(0.2)
Subtotal - Other Adjustments	3.0	8.2
Adjusted Operating Earnings	41.6	29.1
Depreciation and amortization expense	28.3	25.4
Share-based compensation expense	1.3	0.1
Adjusted EBITDA (d)	$ 71.2	$ 54.6

(a) Includes all restructuring charges, including severance, relocation and transformation/transition costs. Costs associated with these activities for the fourth quarters ended December 31, 2014 and December 31, 2013 were as follows:

	For the fourth quarter ended	
	December 31, 2014	December 31, 2013
	(Dollar amounts in millions)	
Subsidiary Combinations	$ 1.2	$ 0.6
Manufacturing Rationalization & Relocation Initiatives	6.3	1.9
Warehousing & Distribution Consolidation	1.1	3.6
Other operational improvement initiatives	0.6	4.6
All other exit and disposal activities	0.3	(0.2)
	$ 9.5	$ 10.5

(b) For the fourth quarter ended December 31, 2014, this amount includes approximately $0.8 million in legal and other professional services incurred related to the FCPA investigation in the SCS segment.

For the fourth quarter ended December 31, 2013, this amount includes (1) approximately $1.0 million of charges within the AVC segments relating to the decision to discontinue certain product lines, (2) approximately $2.1 million of charges recorded in the fourth quarter of 2013 within the ERG segment relating to the write off of an indemnification asset associated with a reserve for uncertain tax positions, and (3) accretion of approximately $(0.1) million to record leasehold fair value adjustments.

(c) Non-cash foreign exchange (gains) losses relate to intercompany debt not indefinitely invested in our subsidiaries.

(d) See the Company's Form 10-K for the annual period ended December 31, 2014 for information pertaining to the pro forma effect of acquisitions, which is not reflected in the above presentation of Adjusted EBITDA.